INVEST IN **KD NEW YORK**

The First Fiber Innovation and On Demand Knit Manufacturing Hub in The Bronx



INVEST IN THE FIRST FIBER INNOVATION AND ON DEMAND KNIT MANUFACTURING HUB IN THE BRONX.
kd
NEW YORK

kdnewyork.com New York NY

Ecommerce Retail Minority Founder

LEAD INVESTOR

Heather Holst Knudsen Stanton CEO, H2K Partners

I am an investor in KD New York for many reasons. Besides believing fully in David Lee and his remarkable vision, KD New York is hitting on so many levels: Sustainability: Plant-based fiber is eco-friendly, animal-friendly, and reduces landfill waste Fashion: Vegetable cashmere, one of KD New York's hallmarks, is gorgeous and softer than traditional cashmere Job Creation: In addition to bringing manufacturing back to the US, KD New York's flagship innovation hub is being built in the Bronx and in doing so, will be creating jobs and revitalizing a community, and furthering a global mission of equitable opportunity Proof of Concept: David's vegan cashmere has been worn by dancers and celebrities for over a decade. And he owns the patent. Investment ROI: The global licensing opportunity for plant-based fibers has never been greater. From RTW to couture, fashion designers around the world are clamoring for sustainable fabrics to meet the demand of consumers and investors. From a market standpoint, that's just touching the surface.

Invested $1,000 this round & $25,000 previously

Highlights

1. Patented plant-based fiber innovations including Vegetable Cashmere®
2. U.S. Manufacturing headquartered in The Bronx
3. Public Benefit Corporation committed to Purpose, People, Planet, and Profit
4. Over 250,000 knits sold globally to 1,000's of retailers since the brand's origination in 1980
5. Over 40-year legacy with a vertical model: manufacturing, b2b, brick/mortar and b2c
6. Shared worker and community ownership in the Bronx
7. Retailer contracts in negotiation with 4 global high profile luxury brands

Our Team



David Lee Founder/Creative Director

David is a former dancer with the Oakland Ballet Company and Alonzo King LINES Ballet. He founded KD with fellow dancer Tricia Kaye in 1980. For over 40 years, David has created yarns, designs, and manufactured premium knits for the KD brand.

David is a lifelong vegetarian and believed it was time to put his creativity to good use to support the people in the Bronx community, protect and nurture the planet and lead the fashion industry in the next generation in fiber innovation, plant waste.

Renee Farmer Managing Partner



Renee Farmer Managing Partner

Renee began her career in fashion design and merchandising for Macy's, Forever 21 and others. She has recently worked in investment management for Goldman Sachs and Oberon Securities. She has 24 years in operations, sales, marketing and strategy.



Tim Gamory Communications

Tim is a technologist, strategist, designer, and entrepreneur. Born in the Bronx, Tim has over 25 years of professional experience across multiple sectors. Tim is the CEO of Elevate Digital, a consultancy and web development firm.



Jane Roy Marketing

Jane is a seasoned marketing executive impacting over 30 years of experience leading brand, sales and marketing strategies for clients across CPG, Fashion and Technology.



Tanya Travers Project Management

Tanya brings a strong financial foundation combined with creative and communication skills to companies whether they are small or midsize, startups or established, non-profit or for profit. She is a seasoned marketer with over 25 years of experience.

Tim Garrabrant Corporate Advisor

Tim is an investment banker and consultant with over 35 years of experience. He advises early and growth stage clients developing and executing strategy, growth and capital formation plans.

Robin Wagner Product Development/Design

Robin has over 25 years of knitwear design, product development, and merchandising consulting for Anthropologie, ARYSETM, Kevan Hall, American Rag. She consulted for the International Trade Commission-United Nations Peruvian women's education project

Bob Stewart Accounting

Bob is the managing and general partner of Celtic Hearts LLC. Until 2021, he was the CEO (since 2018) and CFO (since 2016) of Stoll America Knitting Machinery Inc., the US arm of Stoll Germany, a leader in 3d flat-bed knitting machinery.

N

Nina Nadash Fiber Innovation Advisor

Nina brings 25 years of Retail, International Business, Textiles, Sustainability and Marketing. She has an extensive experience in sourcing and supply chain in the home and hospitality textile industry.

INVEST IN THE THE FIRST Fiber Innovation and On Demand Manufacturing Hub in the Bronx

OUR VISION

We are raising $1 Mil in funds to build a state-of-the-art Design, Development, and On Demand manufacturing facility in the Hunts Point section of the Bronx.

This facility will be the flagship KD New York innovation center for the development and manufacturing of our plant-based fibers and yarns, design and production of premium quality knits, and sampling for collaborations with brands worldwide.

LEGACY OF SUCCESS





Co-Founders: David Lee & Tricia Kaye

40
YEARS

5,000
B2C CUSTOMERS

600
B2B CLIENTS

3
SALES CHANNELS



Beyoncé wearing KD styles as seen in Elle Magazine

- Our team has 40+ Years running a sustainable apparel business in retail, wholesale and ecommerce under the legacy brand KD Dance. (KD Dance was formed in 1980, and has since been reincorporated as KD Knit Corp)
- Self funded, organically grown.
- KD New York brand is worn by dancers and A-list celebrities worldwide.
- Legacy client base exceeds 600 athleisure and dance retailers, including Free People.
- Signature products in demand consistently exceeds supply even today!
- E-commerce following with over 5,000 returning customers.
- New York City brick and mortar retail presence for 25 years.


OUR STORY
KD New York has a rich and illustrious history in New York City developing yarns, designing, and making knits for the athleisure and activewear markets for over 40 years. We are known for our luxuriously comfortable dance and yoga knits designed for movement. We are now expanding on our experience and taking our innovation to the next level in sustainability, environmental impact, and plant-based fiber alternatives from food waste.

KD NEW YORK IS LEADING THE MOVEMENT



From its beginnings in an apartment in Oakland, California, David Lee and Tricia Kaye launched a legacy brand that is synonymous with comfortable, superbly crafted dance and activewear worn by A-list celebrities, dancers and athletes all over the world. KD New York has been featured in leading publications such as Vogue, Harpers, Elle, Shape, New York Times, WWD, and Interview.

THE MOVEMENT IS TOWARDS SUSTAINABILITY

Sustainability
The global sustainable market is growing, $76 billion by 2023.

Plant Based Fibers
The global vegan women's fashion market is expanding over 13.6%

Traceability
Traceability is becoming a requirement in the global economy with more transparency

On-Shoring
COVID accelerated the trend to bring manufacturing back to the U.S.

Born out of research on the environmental impact of luxury fibers and his own personal journey as a vegetarian, David began to develop a plant-based alternative to animal fiber made primarily from food waste over 10 years ago. After traveling the globe and working with incredible engineers and fiber spinners, David launched his first new plant-based product, Vegetable Cashmere®.


OUR INNOVATIONS
A GROWING PORTFOLIO OF PLANT BASED FIBERS, RENEWABLE, FULLY TRACEABLE, AND UPCYCLED FROM FOOD WASTE.
Vegetable Cashmere®
Okara™
Rubberknit™

Vegetable Cashmere®

Vegetable Cashmere fiber is spun from an environmentally responsible soy fiber, and blended with other plant based fibers and spun into a single yarn chosen to mimic the hand feel and appearance of animal fiber cashmere. The soy is made from the waste of tofu production requiring zero additional resources to produce. Our patented finishing process makes our end product uniquely luxurious and competitive to animal fiber cashmere without the animal fibers or environmental impact.

Okara™

Our organic and fully traceable soy fiber in development that uses select varietals of soybeans with unique properties.

Rubberknit™

Our patented invention for knitting pure rubber yarns into fabric and panels that have applications in a wide range of industries including yoga mats, home goods, contract furniture, and footwear.

THE BRONX IS HOME FOR KD NEW YORK

KD NEW YORK WILL BE THE ANCHOR TENANT IN THE PENINSULA, A BRAND NEW MIXED-USE DEVELOPMENT BUILT

ON THE GROUNDS OF AN INFAMOUS FORMER JUVENILE DETENTION CENTER.


The Past


The Future

The KD New York innovation hub will be an engine of economic growth and inspiration for Bronx residents and beyond, helping to write a new story that centers development without displacement, environmental sustainability, and community wealth building.


State of the art innovation hub for the NYC fashion and textile industry
Product Expansion
Apparel
Spa
Home/Work
kd
Hospitality
Footwear


• 15,000 square feet
• LED Certified
• Accessible To Transportation
• Whole Garment Development
• Scalable Modular Manufacturing
• On Demand
• Production

The Bronx facility will be the flagship KD New York innovation center for the development and marketing of the plant-based fibers and yarns, design and on demand production of knits, and sampling and development for collaboration with brands worldwide.

Our new facility will allow us to expand our product categories and market reach. With our network of development and manufacturing partners in New York and across the US we will be the conduit for a complete onshoring process from sourcing to product.

KD NEW YORK IS END TO END

Sustainably farmed, traceable, plant-based fibers, and low carbon footprint are the future.


PLANT
PROCESSING
FIBER
FABRIC
GARMENT
DISTRIBUTION

Our commitment to end-to-end means traceability at all stages of production from varietal development and farming to up-cycling of by-product waste, to closed loop fiber and yarn processing, to small batch and on demand manufacturing. The future is being open, accountable, and certifiable at every stage of this process. KD New York understands this.

Our holistic vertical business model with multiple revenue streams including technology licensing, product development, sampling and production and KD brand product sales.

IMPACT



LOCAL MANUFACTURING, LOCAL JOBS, COMMUNITY PROSPERITY

EMPLOYMENT & WORKER OWNERSHIP
High quality local jobs and wealth building through shared ownership

TECHNOLOGY
Lead the way for innovation in fiber and manufacturing in the Bronx

TRAINING AND APPRENTICESHIPS
Partnerships with local institutions, designers, artists and training programs

MODEL FOR EQUITABLE ECONOMIC DEVELOPMENT
Community health, wealth, and engagement



"My vision is that our initiative will help establish the Bronx as leaders in the post-COVID push to reimagine technological knit design, development, and manufacturing with innovations in plant-based fibers, modular and robotic manufacturing, and worker cooperatives with manufacturing partners worldwide aligned with the same values"
- David Lee

STRATEGY - USE OF FUNDS

YEAR 1	YEAR 2	YEAR 3
$1M INVESTMENT / $200K REVENUE	$1.5M INVESTMENT / $1.4M REVENUE	$1M INVESTMENT / $3M REVENUE
• Phase One Buildout of the Bronx Facility • Engage Executive Team • Develop Training Program, Interview and Hire Workforce • Expand Vegetable Cashmere Product Line • Negotiate Strategic Partners	• Complete Bronx Facility Buildout • Scale E-Commerce Sales • Open New Wholesale and Licensing Channels • Launch Vegetable Cashmere 2.0 • Develop Non Apparel Product Lines	• Reach Goal Of 100% Onshore Manufacturing • Expand Sales In Non Apparel Product Lines • Launch RubberKnit Product Line • Open Bronx Lab To Develop Plant Based Fibers From Food Waste • Scale Licensing Channels

*Forward-looking projections can't be guaranteed.

OUR VALUES

People, Purpose, Planet, and Profit

Refined Quality
Premium materials, attention to detail, exceptional customer service

Design Expression
Appreciation of the beauty of form and function

Transactional Integrity
Do the right thing even though no one is looking

Fairness
All stakeholders considered and valued



Misty Copeland in KD New York

EQUITY

Shared Equity Across All Stakeholders

Why are we using an Equity Crowdfunding platform?

- We want to have the most **diverse** investor base possible, and we believe equity crowdfunding is the most **inclusive** platform available.
- We want to be **transparent** about our company and financing strategy, and the efficiency allows us to remain **customer-focused**.


Employee Equity
Owner Equity
kd
Community Equity
Private Equity

THE OPPORTUNITY

Help us drive meaningful change for The Bronx, and for the global fashion world! Your investment will launch the first fiber R&D hub in The Bronx and

world. Your investment will launch the first fiber R&D hub in The Bronx and set the stage for leading industry brands to better source and innovate for a cleaner future!

We are looking for like-minded visionaries committed to building a company of the future that takes all stakeholders into account, strives to hold the highest standards, and is deeply embedded in the local ecosystem to build community wealth and create equitable and cutting-edge industry opportunities for its residents.

CONNECT WITH US

invest@kdnewyork.com

invest.kdnewyork.com

@kdnewyork

KDnewyork.com

CONTACT:
DAVID LEE - DAVID@KDNEWYORK.COM

